Exhibit 99.3

STEAKHOLDER FOODS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Arik Kaufman agent and proxy of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Steakholder Foods Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held at 22 Einstein St., Ness Ziona, Israel 7403686, on Tuesday, September 15, 2026 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR the Proposals described in the Proxy Statement. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

STEAKHOLDER FOODS LTD.

TO BE HELD ON SEPTEMBER 15, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To approve an increase in the Company’s authorized share capital;

☐	FOR	☐	AGAINST	☐	ABSTAIN

2. To approve the issuance of American Depositary Shares (“ADSs”), each ADS representing twelve thousand (12,000) ordinary shares, no par value, underlying the Pre-Funded Warrants issued in a private placement transaction that closed on August 3, 2026;

☐	FOR	☐	AGAINST	☐	ABSTAIN

In his discretion, the proxy is authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in the partnership name by an authorized person.